September 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Joel Parker

Alyssa Wall

Erin Jaskot

Re:	StubHub Holdings, Inc. (the “Registrant”)

Registration Statement on Form S-1, as amended (File No. 333-286000)

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of the Registrant that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated to 4:00 p.m. Eastern Time, on Tuesday, September 16, 2025 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Olivia Sem
Name:	Olivia Sem
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

[Signature Page to Acceleration Request Letter]